UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 15, 2022

Tyme Technologies, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-38169	45-3864597
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1 Pluckemin Way, Suite 103
Bedminster, New Jersey 07921
(Address of principal executive offices, including zip code)

(212) 461-2315

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value	TYME	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Introductory Comment – Use of Terminology

Throughout this Current Report on Form 8-K, the terms “the Company,” “we” and “our” refer to Tyme Technologies, Inc., a Delaware corporation, together with its subsidiary (“TYME”).

Item 5.07.	Submission of Matters to a Vote of Security Holders.

At a special meeting of the stockholders of the Company held on September 15, 2022 (the “Special Meeting”), the Company’s stockholders voted on the proposals set forth below relating to the Agreement and Plan of Merger, dated as of July 3, 2022 (the “Merger Agreement”), by and among the Company, Syros Pharmaceuticals, Inc., a Delaware corporation (“Syros”) and Tack Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Syros (“Merger Sub”), providing for the merger of Merger Sub with and into TYME, with TYME surviving the merger as wholly-owned subsidiary of Syros (the “Merger”). The proposals are described in detail in the Company’s definitive proxy statement / prospectus filed with the Securities and Exchange Commission (the “SEC”) on August 9, 2022 (as amended or supplemented thereafter, the “Proxy Statement / Prospectus”) and first mailed to the Company’s stockholders on August 10, 2022. The final voting results regarding each proposal are set forth below. There were 172,206,894 shares of Company common stock outstanding and entitled to vote on the record date for the Special Meeting, and 122,698,749 shares of company common stock were represented in person or by proxy at the Special Meeting, which number constituted a quorum.

1.	Proposal 1—Adoption of the Merger Agreement:

For	Against	Abstain	Broker Non-Votes
93,159,168	1,748,552	401,094	27,389,935

2.	Proposal 2—Approval, on a non-binding advisory basis, of merger-related compensation payable to TYME’s named executive officers:

For	Against	Abstain	Broker Non-Votes
74,268,494	20,078,790	961,530	27,389,935

3.

Proposal 3—Approval of an amendment to TYME’s amended and restated certificate of incorporation to effect a reverse stock split of our common stock, by a ratio of not less than 1-for-15 and not more than 1-for-75, such ratio and the implementation and timing of the reverse stock split to be determined in the discretion of our board of directors.

For	Against	Abstain	Broker Non-Votes
109,923,248	12,332,874	442,627	—

4.

Proposal 4— Consider and vote upon an adjournment of the Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposals 1, 2 and 3 or to ensure that any supplement or amendment to the accompanying joint proxy statement/prospectus is timely provided to holders of TYME’s common stock.

This proposal was approved by the requisite vote of the Company’s stockholders, but adjournment of the Special Meeting was unnecessary because there was a quorum present and there were sufficient votes received at the time of the Special Meeting to Proposal Nos. 1, 2 and 3.

Item 8.01.	Other Events

On September 15, 2022, the Company and Syros issued a press release announcing the results of the voting proposals from the Special Meeting and the results of the voting proposals from the Syros special meeting. A copy of the joint press release is attached as Exhibit 99.1 hereto and incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits

Set forth below is a list of the exhibits to this Current Report on Form 8-K.

Exhibit Number	Description

99.1	Press Release issued on September 15, 2022.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Tyme Technologies, Inc.

Dated: September 15, 2022	By:	/s/ Richie Cunningham
Richie Cunningham, Chief Executive Officer

Exhibit 99.1

Syros and Tyme Technologies Announce Stockholder Approval of Merger

— Combined Company to Trade on Nasdaq Under Ticker “SYRS” —

— Syros Announces 1-for-10 Reverse Stock Split of Common Stock —

CAMBRIDGE, Mass. & BEDMINSTER, N.J., Sept. 15, 2022 – Syros Pharmaceuticals, Inc. (NASDAQ:SYRS), a leader in the development of medicines that control the expression of genes, and Tyme Technologies, Inc. (NASDAQ:TYME) today announced the results of the special meetings of the stockholders of Syros and TYME, respectively, each held on September 15, 2022. At TYME’s special meeting, TYME’s stockholders voted in favor of all proposals, including the proposal to adopt the agreement and plan of merger, dated July 3, 2022 (the “Merger Agreement”), pursuant to which a direct, wholly owned subsidiary of Syros will merge with and into TYME, with TYME surviving as a wholly owned subsidiary of Syros (the “Merger”). At Syros’ special meeting, Syros’ stockholders also voted in favor of all proposals, including the proposal to approve the issuance of shares of Syros’ common stock to holders of TYME’s common stock in connection with the Merger and to certain of Syros’ investors in connection with a concurrent private investment in public equity (“PIPE”) financing.

The closings of the Merger and the PIPE financing are anticipated to take place on or around Friday, September 16, 2022. Following the closing of the Merger, the combined company will trade on The Nasdaq Global Select Market under the ticker symbol “SYRS,” and will be led by Syros’ existing management team, including Nancy Simonian, M.D., Chief Executive Officer of Syros, and will remain focused on advancing Syros’ pipeline of small molecule medicines for the treatment of cancer.

In addition, Syros today announced that it will effect a 1-for-10 reverse stock split of its common stock that will be effective on Friday, September 16, 2022, prior to the closings of the Merger and the PIPE financing. Syros’ common stock will begin trading on Nasdaq on a split-adjusted basis when the market opens on Monday, September 19, 2022. The new CUSIP number for Syros’ common stock following the reverse stock split is 87184Q206.

On September 15, 2022, the holders of a majority of Syros’ outstanding shares of common stock also approved the reverse stock split and gave Syros’ board of directors discretionary authority to select a ratio for the split ranging from 1-for-5 to 1-for-15. Syros’ board of directors approved the reverse stock split at a ratio of 1-for-10 on September 15, 2022.

The reverse stock split affects all issued and outstanding shares of Syros common stock, as well as the number of authorized shares of Syros common stock and the number of shares of common stock available for issuance under Syros’ equity incentive plans. The reverse stock split will reduce the number of shares of the Syros issued and outstanding common stock from approximately 63 million to approximately 6.3 million (which numbers do not give effect to the shares of Syros common stock to be issued in connection with the Merger and the PIPE financing). In addition, the reverse stock split will effect a reduction in the number of shares of common stock issuable upon the exercise of stock options and warrants and upon the vesting of restricted stock units outstanding immediately prior to the reverse stock split, with a proportional increase in the respective exercise prices. The reverse stock split will proportionately reduce the number of authorized shares of Syros’ common stock from 700 million shares (which is the number of authorized shares that will be outstanding immediately prior to the reverse stock split, in connection with Syros’ receipt of the approval of its stockholders to increase the number of authorized shares from 200 million to 700 million) to 70 million shares. The reverse stock split will not change the par value of the common stock or the authorized number of shares of preferred stock of Syros.

The reverse stock split will affect all holders of common stock uniformly and (before giving effect to the shares of Syros common stock to be issued in connection with the Merger and the PIPE financing) will not alter any stockholder’s percentage ownership interest in Syros, except to the extent that the reverse stock split would result in a stockholder owning a fractional share. No fractional shares of common stock will be issued in connection with the reverse stock split; stockholders who otherwise would be entitled to a fractional share of common stock will be entitled to receive a proportional cash payment.

Syros’ transfer agent, Computershare, is acting as the exchange agent for the reverse stock split. For those stockholders holding physical stock certificates, Computershare will send instructions for exchanging those certificates for shares held in book-entry form representing the post-split number of shares. Stockholders holding their shares in book-entry form or in brokerage accounts need not take any action in connection with the reverse stock split. Beneficial holders are encouraged to contact their bank, broker or custodian with any procedural questions.

About Syros Pharmaceuticals

Syros is redefining the power of small molecules to control the expression of genes. Based on its unique ability to elucidate regulatory regions of the genome, Syros aims to develop medicines that provide a profound benefit for patients with diseases that have eluded other genomics-based approaches. Syros is advancing a robust clinical-stage pipeline, including: tamibarotene, a first-in-class oral selective RARα agonist in RARA-positive patients with higher-risk myelodysplastic syndrome and acute myeloid leukemia; SY-2101, a novel oral form of arsenic trioxide in patients with acute promyelocytic leukemia; and SY-5609, a highly selective and potent oral CDK7 inhibitor in patients with select solid tumors. Syros also has multiple preclinical and discovery programs in oncology and monogenic diseases. For more information, visit www.syros.com and follow us on Twitter (@SyrosPharma) and LinkedIn.

About Tyme Technologies, Inc.

TYME is an emerging biotechnology company developing cancer metabolism-based therapies (CMBTs™) that are intended to be effective across a broad range of solid tumors and hematologic cancers, while also maintaining patients’ quality of life through relatively low toxicity profiles. Unlike targeted therapies that attempt to regulate specific mutations within cancer, TYME’s therapeutic approach is designed to take advantage of a cancer cell’s innate metabolic weaknesses to cause cancer cell death.

TYME is currently focused on developing its novel compound, SM-88 and its preclinical pipeline of novel CMBT™ programs. TYME believes that early clinical results demonstrated by SM-88 in multiple advanced cancers, including prostate, sarcomas and breast, reinforce the potential of its emerging CMBT™ pipeline.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements (including within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) concerning Syros, TYME, the proposed transactions and other matters, such as Syros’ clinical development plans, including with respect to tamibarotene, SY-2101 and SY-5609 and Syros’ ability to deliver benefit to patients and value to stockholders. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of Syros and TYME, as well as assumptions made by, and information currently available to, management of Syros and TYME. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation, Syros’ ability to: advance the development of its programs, including tamibarotene, SY-2101 and SY-5609, under the timelines it projects in current and future clinical trials; demonstrate in any current and future clinical trials the requisite safety, efficacy and combinability of its drug candidates; sustain the response rates and durability of response seen to date with its drug candidates; successfully develop a companion diagnostic test to identify patients with the RARA biomarker; obtain and maintain patent protection for its drug candidates and the freedom to operate under third party intellectual property; obtain and maintain necessary regulatory approvals; identify, enter into and maintain collaboration agreements with third parties; manage competition; manage expenses; raise the substantial additional capital needed to achieve its business objectives; attract and retain qualified personnel; and successfully execute on its business strategies. Additional factors that could cause actual results to differ materially from those contained in any forward-looking statement include, without limitation, the risk that the conditions to the closing of the proposed transactions are not satisfied, including the failure to complete the PIPE financing in a timely manner or at all; uncertainties as to the timing of the consummation of the transactions and the ability of each of Syros and TYME to consummate the transaction, including the PIPE financing; risks related to TYME’s continued listing on the Nasdaq Stock Market until closing of the proposed transactions; risks related to Syros’ and TYME’s ability to correctly estimate their respective operating expenses and expenses associated with the transactions, as well as uncertainties regarding the impact any delay in the closing would have on the anticipated cash resources of the combined company upon closing and other events and unanticipated spending and costs that could reduce the combined company’s cash resources; the ability of Syros or TYME to protect their respective intellectual property rights; competitive responses to the transaction; unexpected costs, charges or expenses resulting from the transaction; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; and legislative, regulatory, political and economic developments. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere, including the risk factors included in the Registration Statement on Form S-4 (the “Registration Statement”) filed by Syros with the Securities and Exchange Commission (the “SEC”), Syros’ Annual Report on Form 10-K for the year ended December 31, 2021, Syros’ Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, TYME’s Annual Report on Form 10-K for the year ended March 31, 2022, and TYME’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, each of which is on file with the SEC. In addition, the extent to which the COVID-19 pandemic continues to impact the proposed transactions will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the pandemic, additional or modified government actions, and the actions that may be required to contain the virus or treat its impact. Syros and TYME can give no assurance that the conditions to the transactions will be satisfied. Except as required by applicable law, Syros and TYME undertake no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

This press release contains hyperlinks to information that is not deemed to be incorporated by reference in this press release.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Syros’ Media Contact:

Brittany Leigh, Ph.D.

LifeSci Communications, LLC

+1-813-767-7801

bleigh@lifescicomms.com

Syros’ Investor Contact:

Hannah Deresiewicz

Stern Investor Relations, Inc.

212-362-1200

hannah.deresiewicz@sternir.com

Tyme’s Investor Contact

investorrelations@tymeinc.com